Exhibit 99.1

Progressive Waste Solutions LTD.

Report of Voting Results

(Section 11.3 of National Instrument 51-102)

The following describes the matters voted upon and the outcome of the vote at the Annual Meeting of shareholders of Progressive Waste Solutions Ltd. (the “Corporation”) held on May 20, 2011, Toronto, Ontario. The following matters were approved at the meeting by a show of hands.

Election of directors of the Corporation - The following directors were elected by acclamation:

Keith A. Carrigan

Michael G. DeGroote

Michael H. DeGroote

Daniel M. Dickinson

John T. Dillon

James J. Forese

Douglas W. Knight

Daniel R. Millard

Appointment of Deloitte & Touche LLP as auditors of the Corporation - Deloitte & Touche LLP, Chartered Accountants, were appointed as auditors of the Corporation to hold office until the next annual meeting of shareholders and the directors of the Corporation were authorized to fix the remuneration to be paid to the auditors by a majority of shareholders on a show of hands.

Toronto, Ontario, June 13, 2011

Progressive Waste Solutions LTD.

By:	“William Chyfetz”
William Chyfetz
Vice-President, Associate General Counsel and Secretary